-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                              Acuson Corporation
                           (Name of Subject Company)

                              Acuson Corporation
                       (Name of Person Filing Statement)

                        Common Stock, $.0001 Par Value
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Charles H. Dearborn
           Senior Vice President, Human Resources and Legal Affairs
                              Acuson Corporation
                             1220 Charleston Road
                  P.O. Box 7393, Mountain View, CA 94039-7393
                                (650) 969-9112
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                             Keith A. Flaum, Esq.
                              Cooley Godward LLP
                              3000 El Camino Real
                              Palo Alto, CA 94303
                                (650) 843-5000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1. Subject Company Information.

  The name of the subject company is Acuson Corporation, a Delaware corporation ("Acuson"). The address of the principal executive offices of Acuson is 1220 Charleston Road, Mountain View, California 94043. The telephone number of Acuson's principal executive office is (650) 969-9112 and its Web site is located at www.acuson.com.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $.0001 per share, of Acuson (the "Common Stock") and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement dated as of June 8, 1998, by and between Acuson and BankBoston, N.A., as Rights Agent, as amended by the Amendment to Amended and Restated Rights Agreement dated as of September 26, 2000, by and between Acuson and Fleet National Bank, as Rights Agent (the "Rights Agreement"). As of September 22, 2000, there were 27,753,671 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Persons.

  Acuson is the filing person, and its name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by Sigma Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with the associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 5, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Siemens is a wholly-owned indirect subsidiary of Siemens Aktiengesellschaft ("Siemens AG"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Siemens and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 5, 2000. A copy of the Offer to Purchase has been filed as Exhibit (a)(4) hereto and is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Acuson's stockholders concurrently with this Statement.

  The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of September 26, 2000, among Siemens, the Purchaser and Acuson (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into Acuson (the "Merger"). Following the completion of the Merger, Acuson will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Siemens. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Siemens, the Purchaser, any of their respective subsidiaries, Acuson or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to appraisal rights) will be converted into the right to receive $23.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

  As set forth in the Schedule TO, the principal offices of the Purchaser and Siemens are located at 153 East 53rd Street, New York, New York 10022. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events with respect of any of them, was provided by the Purchaser or Siemens, and Acuson assumes no responsibility therefor.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between Acuson or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of Acuson, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Acuson or its affiliates and (1) Acuson's executive officers, directors or affiliates or (2) Siemens, the Purchaser or their respective executive officers, directors or affiliates.

  The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase of Siemens and the Purchaser, dated October 5, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

  Effects of the Offer and the Merger Under Acuson Incentive Agreements and Plans Between Acuson and its Directors and Executive Officers.

  Certain members of Acuson's management and Acuson's Board of Directors (the "Board" or the "Board of Directors") have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Acuson stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Stock Option Agreements. The Merger Agreement provides that each outstanding option to purchase shares of Common Stock granted to the Board or the executive officers or other employees under any stock option agreement, compensation plan or arrangement (each, an "Acuson Stock Option") will automatically be cancelled, and the holder of such Acuson Stock Option will thereafter be entitled to receive an amount in cash equal to the product obtained by multiplying (1) the difference between the Merger Consideration and the per share exercise price of such Acuson Stock Option, by (2) the number of shares of Common Stock covered by such Acuson Stock Option. The Purchaser will deliver such payment to the holder of such Acuson Stock Option on the date on which such option would have vested, subject to the conditions for vesting in the applicable award for such option (except as noted in the Change in Control Agreements described below); provided, however, that payment will be made on each outstanding and fully vested option at the Effective Time.

 Certain Agreements With Executive Officers.

  Change in Control Agreements. On October 12, 1998, Acuson entered into Change in Control Agreements with four of Acuson's current executive officers, including Messrs. Samuel Maslak, Robert Gallagher, Charles Dearborn and Edward Cornell. Acuson also entered into a Change in Control Agreement with Mr. Barry Zwarenstein when he joined Acuson on October 30, 1998 and with Mr. Rick Smith on November 2, 1999. The agreements for each of these officers provide that if within thirteen months of a Change in Control of Acuson (as defined in the applicable agreement), such officer's employment is terminated other than for Cause (as defined in the applicable agreement), disability, such officer's retirement, or such officer's resignation without Good Reason (as defined in the agreement), such officer shall be paid two years' salary, bonuses and regular benefits plus any accrued but unpaid salary, bonuses and benefits, and all stock options issued to such officer shall immediately become 100% vested. Each agreement remains in effect for a period of three years but is automatically renewed for subsequent one-year terms unless either party gives 90 days notice of intent not to renew.

  Agreements with Mr. Zwarenstein. In connection with Mr. Zwarenstein joining Acuson in October 1998, Acuson entered into a severance agreement with him under which Acuson would pay him a severance payment equal to twelve months' base salary plus certain health benefits for twelve months following termination if he is terminated without cause within twenty-four months of his employment by Acuson. If Mr. Zwarenstein is provided benefits under the Change of Control Agreement described above, he will not receive any benefits under this severance agreement.

  Agreements with Mr. Cornell. In connection with the relocation of Mr. Edward
P. Cornell, Senior Vice President of Engineering, to the San Francisco Bay Area in September 1997, Acuson loaned Mr. Cornell $400,000 pursuant to a promissory note to assist him in the purchase of a home in the San Francisco Bay Area. The loan is secured by Mr. Cornell's residence. The loan to Mr. Cornell is interest-free and will be fully forgiven on a daily basis over a seven-year period that commenced on September 2, 1997. The loan will be automatically forgiven upon termination of Mr. Cornell's employment without "cause," as defined in the promissory note, Mr. Cornell's death, reduction of Mr. Cornell's target compensation (with a base salary of not less than $176,000 per year) from Acuson to an amount less than $200,000 per year, or a "change in control," as defined in the promissory note. If Mr. Cornell voluntarily terminates his employment with Acuson or if he is terminated by Acuson for "cause," he must repay the outstanding balance of the loan plus any tax savings to him resulting from any repayment of the loan, no later than the second anniversary of the date of his termination.

  Agreements with Mr. Steger. In connection with the relocation of Mr. Lourens Steger, Vice President, Global Customer Service Business Operations, to the San Francisco Bay Area, Acuson loaned Mr. Steger $200,000 pursuant to a promissory note to assist him in the purchase of a home in the San Francisco Bay Area. The loan is secured by Mr. Stegers's residence. The loan to Mr. Steger is interest-free and will be fully forgiven on a daily basis over a four-year period that commenced on November 10, 1997. The loan will be automatically forgiven upon termination of Mr. Steger's employment without "cause," as defined in the promissory note, Mr. Steger's death, reduction of Mr. Steger's target compensation (with a base salary of not less than $100,000 per year) from Acuson to an amount less than $125,000 per year, or a "change in control," as defined in the promissory note. If Mr. Steger voluntarily terminates his employment with Acuson or if he is terminated by Acuson for "cause," he must repay the outstanding balance of the loan, plus any tax savings to him resulting from any repayment of the loan, no later than the second anniversary of the date of his termination.

  Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that all rights to indemnification existing on the date of the Merger Agreement in favor of any current or former director or officer of Acuson will survive the Merger and will continue in full force and effect until the expiration of all applicable statutes of limitation. Siemens has also agreed to (or to cause the Surviving Corporation to) indemnify all current and former directors and officers of Acuson to the fullest extent Acuson would be permitted by Delaware Law to indemnify them with respect to all acts and omissions arising out of such individuals' service as officers or directors of Acuson or any of its subsidiaries or as trustees, fiduciaries or administrators of any plan for the benefit of employees occurring prior to the Effective Time. Without limitation of the foregoing, in the event any such person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Siemens will (or will cause the Surviving Corporation to) pay such person's reasonable legal and other expenses of counsel selected by such person and reasonably acceptable to Siemens (including the cost of any investigation, preparation and settlement) incurred in connection therewith promptly after statements therefor are received by Siemens; provided, however, that neither Siemens nor the Surviving Corporation will, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all indemnified persons (it being understood, however, that if any indemnified person or counsel for any indemnified person determines in good faith that there is, under applicable standards of professional conduct, a conflict on any significant issue between two or more indemnified persons, then each such indemnified person may engage separate counsel at the expense of Siemens and the Surviving Corporation). Siemens will be entitled to participate in the defense of any such action or proceeding, and counsel selected by the indemnified person will, to the extent consistent with their professional responsibilities, cooperate with Siemens and any counsel designated by Siemens (it being understood that no indemnified person will be liable for any settlement effected without his express written consent). Siemens will pay all reasonable fees and expenses, including attorneys' fees, that may be incurred by any indemnified person in enforcing the indemnity and other obligations provided for in the Merger Agreement.

  The Merger Agreement also requires that the Surviving Corporation will cause to be maintained for a period of not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by Acuson; so long as the annual premium for such insurance would not be in excess of 200% of the annual premiums paid by Acuson as of the date of the Merger Agreement. The Surviving Corporation may substitute policies of at least the same coverage containing terms and conditions that are no less advantageous to such persons; provided, that such substitution will not result in any gaps or lapses in coverage with respect to matters that occur prior to the Effective Time; and further provided, that if the Surviving Corporation is unable to obtain the required insurance, it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Item 4. The Solicitation or Recommendation.

  Recommendation of the Board of Directors. The Board of Directors, at a meeting held on September 26, 2000, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Acuson. All members of the Board were present at this meeting, at which the Board unanimously approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of Section 203 of the DGCL, and approved the amendment of the Rights Plan. The Board of Directors recommends that stockholders accept the Offer, tender their Shares in the Offer and, if required under the DGCL or Acuson's Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement. A letter to Acuson's stockholders communicating the Board's recommendation is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. See "--Reasons for the Recommendation" for a discussion of the factors considered by the Board in making its recommendation.

 Background of the Offer; Reasons for the Board of Directors' Recommendation.

 Background.

  From time to time, Acuson has been approached concerning the possibility of a business combination with other companies that manufacture ultrasound equipment or other types of medical equipment. Within the past five years, Acuson has had discussions with several of these companies regarding a possible business combination. Set forth below is a summary of the discussions and negotiations between Acuson and Siemens AG.

  In February 2000, members of the Board had informal discussions with members of Acuson senior management concerning the merits of contacting Siemens AG to explore the possibility of a business combination.

  Between March 6, 2000 and April 28, 2000, members of Acuson senior management met with representatives of Acuson's financial advisor, UBS Warburg LLC ("UBS Warburg"), and representatives of Acuson's legal counsel, Cooley Godward LLP ("Cooley Godward"), to discuss various matters relating to a possible business combination with Siemens AG.

  In early April 2000, at the direction of Acuson, UBS Warburg contacted representatives of Siemens AG to express Acuson's interest in exploring the possibility of a business combination involving Acuson and Siemens AG. Acuson and Siemens AG agreed to hold further discussions in Nuremberg, Germany on May 5, 2000.

  At a meeting of the Board held on May 1, 2000, the Board discussed with members of Acuson senior management the status of discussions with Siemens AG. The Board authorized senior management to proceed with discussions with Siemens AG, including at the meeting to be held in Nuremberg on May 5, 2000.

  On May 5, 2000, Acuson and Siemens AG entered into a confidentiality agreement on customary terms that would permit Siemens AG and Parent to obtain confidential information required to evaluate a potential transaction with Acuson. Also on May 5, 2000, in Nuremberg, Dr. Maslak and Mr. Zwarenstein, along with representatives of UBS Warburg, met with Prof. Erich Reinhardt and other members of the Medical Engineering Division of Siemens AG to discuss the strategic advantages of combining the operations of Acuson and the Medical Engineering Division of Siemens AG, the complementary nature of their respective businesses and the potential advantages to their customers of a combination.

  Telephone conversations among members of Acuson senior management, representatives of Acuson's financial advisor, members of Siemens AG senior management and representatives of Siemens AG's financial advisor, Deutsche Bank Alex. Brown, were held throughout May and June 2000 to discuss further a possible business combination.

  On July 12, 2000, Siemens AG delivered to Acuson a letter indicating Siemens AG's interest in exploring further a possible business combination with Acuson, subject to completion of due diligence and the negotiation of satisfactory definitive agreements. On July 27 and July 31, 2000, Dr. Maslak and Prof. Reinhardt had telephone conversations in which they discussed a process and timetable for exploring the potential advantages of a business combination and the method by which due diligence could be pursued.

  At a meeting of the Board on August 4, 2000, the Board discussed with members of Acuson senior management the letter received on July 12, 2000 from Siemens AG and the status of discussions with Siemens AG. The Board authorized senior management to continue further discussions.

  On August 8, 2000, members of Acuson senior management and members of Siemens AG senior management and the financial advisors for Acuson and Siemens AG met to continue to discuss the benefits and possible terms of a proposed business combination and additional due diligence matters.

  On August 16, 2000, Dr. Maslak and Prof. Reinhardt held a telephone conversation in which they discussed the results of the August 8 meeting and arranged for further meetings between the two companies. Between August 16 and August 29, 2000, members of Acuson senior management and members of Siemens AG senior management, as well as the two companies' advisors, held meetings and had a number telephone conversations to continue exploring the potential advantages of a transaction and the nature and structure of a business combination. Also during this period, employees of Siemens AG and Siemens and the legal and financial advisors for Siemens AG conducted a limited legal and financial due diligence investigation of Acuson.

  On September 7, 2000, members of Acuson senior management and members of Siemens AG senior management, together with the financial advisors for Acuson and Siemens AG, met to discuss further the terms of a possible business combination, including a price that Siemens AG would be willing to pay for each Share. After negotiations over the purchase price, Siemens AG proposed a price of $23 for each Share.

  At a meeting on September 8, 2000, the Board, together with members of Acuson senior management and Acuson's legal and financial advisors, discussed the proposed terms of a transaction between Acuson and Siemens AG. After such discussions, the Board authorized Acuson senior management to continue negotiations with Siemens AG. Later in the day, Dr. Maslak contacted Prof. Reinhardt and indicated that Acuson wished to proceed with the proposed transaction, subject to the negotiation of a definitive agreement.

  On September 11, 2000, Clifford Chance Rogers and Wells, LLP, legal counsel to Siemens AG, circulated an initial draft of the merger agreement to Acuson and Cooley Godward. On September 16, 2000, members of Acuson senior management and Siemens AG senior management and the legal and financial advisors for Acuson and Siemens AG met to discuss the principal terms of the proposed transaction.

  Between September 16 and September 26, 2000, Siemens and its legal counsel, financial advisors and accountants conducted additional due diligence on Acuson, and representatives of both parties continued to negotiate the terms of the definitive merger agreement.

  On September 25, 2000, the Board held a special meeting to review the principal terms of the proposed transaction. At the meeting, representatives of UBS Warburg reviewed with the Board UBS Warburg's financial analysis of the consideration payable in the proposed transaction. Representatives of Cooley Godward discussed with the Board legal aspects of the proposed transaction. The Board authorized senior management to continue negotiating with Siemens AG in order to finalize the proposed merger agreement.

  On September 26, 2000, the Board held a further special meeting to review the status of final negotiations with Siemens AG. At this meeting, Cooley Godward updated the Board on the changes negotiated to the definitive merger agreement since the previous day's special meeting of the Board. Also at this meeting, UBS Warburg rendered to the Board UBS Warburg's oral opinion (subsequently confirmed by delivery of a written opinion dated September 26, 2000) to the effect that, as of September 26, 2000 and based on and subject to certain matters stated in its opinion, the $23.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than Siemens and its affiliates). After a full discussion of the matters considered by the Board at such meeting, the Board unanimously approved the proposed transaction and the Merger Agreement, authorized the executive officers of Acuson to negotiate any final changes necessary to the Merger Agreement and related ancillary documents on behalf of Acuson and determined to recommend to Acuson's stockholders that they accept the Offer, tender their shares in the Offer and, if required under the DGCL or Acuson's Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

  On the evening of September 26, 2000, Acuson, Siemens and the Purchaser executed the Merger Agreement. Acuson and Siemens AG issued separate press releases announcing the transaction before the opening of trading on the New York Stock Exchange on September 27, 2000.

  On October 5, 2000, the Purchaser commenced the Offer.

  Reasons for the Recommendation of the Board of Directors.

  In reaching its recommendations described above in this Item 4, the Board of Directors considered a number of factors, including the following:

    1. Strategic Alternatives. The Board's review, with Acuson's management and legal and financial advisors, of trends in the medical diagnostic ultrasound and healthcare information technology services and systems industries and the strategic alternatives available to Acuson, including Acuson's alternative to remain an independent public company, the possibility of acquisitions or mergers with other companies in its industry or complementary industries, as well as the risks and uncertainties associated with such alternatives. The Board considered comparable transactions as well as possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith. The Board also took into consideration the current and historical financial condition and results of operations of Acuson, as well as the prospects and strategic objectives of Acuson, including the risks involved in achieving those prospects and objectives as an independent entity, and the current and expected conditions in the medical diagnostic ultrasound and healthcare information technology services and systems industries.

    2. Transaction Financial Terms; Premium to Market Price. The relationship of the Offer Price and the Merger Consideration to the historical market price of the Shares, Acuson's historical earnings before interest, taxes, depreciation and amortization ("EBITDA") and other financial performance measures including applicable multiples. The $23.00 Offer Price and Merger Consideration represented a 56% premium over the $14.75 closing price of the Shares on the New York Stock Exchange on September 25, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger

  Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    3. Opinion of UBS Warburg. The opinion of UBS Warburg to the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the $23.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Siemens and its affiliates). The full text of UBS Warburg's written opinion, dated September 26, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. UBS Warburg's opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the $23.00 per Share cash consideration, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

    4. Timing of Completion. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

    5. No Financing Contingency. Neither the Offer nor the Merger is subject to any financing condition and Siemens has represented that it has available to it, and will make available to the Purchaser, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby.

    6. Regulatory Matters. The likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

    7. Alternative Transactions. Under the terms of the Merger Agreement, Acuson is prohibited from soliciting acquisition proposals from any third parties and from engaging in discussions or negotiations with, or furnishing non-public information to, a third party who makes a written acquisition proposal. The Board considered that the terms of the Merger Agreement permit Acuson to inform itself concerning an unsolicited acquisition proposal and to recommend any such proposal that is superior to the Offer and the Merger under certain circumstances. Acuson has been approached from time to time by other companies, including companies in the ultrasound industry, concerning a possible strategic relationship.

  The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  Intent to Tender. To the best knowledge of Acuson, each executive officer, director, affiliate or subsidiary of Acuson who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Acuson has retained UBS Warburg to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, Acuson has agreed to pay UBS Warburg for its financial advisory services upon completion of the Offer and the Merger an aggregate fee of $4.25 million. Acuson also has agreed to reimburse UBS Warburg for reasonable expenses incurred by UBS Warburg in performing its services, including reasonable legal fees and expenses, and to indemnify UBS Warburg and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of business, UBS Warburg and its successors and affiliates may actively trade or hold the securities of Acuson and affiliates of Siemens for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither Acuson nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

  No transactions in Shares have been effected during the past 60 days by Acuson or, to the knowledge of Acuson, by any executive officer, director, affiliate or subsidiary of Acuson, other than exercises by certain executive officers of stock options granted under Acuson stock option plans, on-going purchases of Shares under Acuson's Employee Stock Purchase Plan for the benefit of certain executive officers who participate in such plan, and on-going transactions in the Acuson stock fund of Acuson's Retirement Savings Plan (401K) for the benefit of certain executive officers who participate in such plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, Acuson is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Acuson's securities by Acuson, any subsidiary of Acuson or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Acuson or any subsidiary of Acuson; (3) a purchase, sale or transfer of a material amount of assets of Acuson or any subsidiary of Acuson; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Acuson.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  Rights Agreement. In 1998, Acuson authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on June 8, 1998, and authorized the issuance of one Right with each future share of common stock issued by Acuson before the Rights become exercisable, or before the Rights are redeemed by Acuson, or before the Rights expire on June 8, 2008. The Rights will attach to all certificates representing shares of outstanding common stock of Acuson and will not be exercisable or transferable apart from the common stock until ten days after another person or group of persons acquires 15 percent (or in certain circumstances, 20 percent) or more of Acuson's common stock or commences a tender or exchange offer for at least 15 percent (or in certain circumstances, 20 percent) of Acuson's common stock. Each Right entitles the holder to purchase from Acuson one one-hundredth of a share of Series A Preferred Stock (a "Unit") at $120 per Unit, subject to adjustments for dilutive events. If, after the Rights have been distributed, either the acquiring party holds 15 percent (or in certain circumstances, 20 percent) or more of Acuson's common stock or Acuson is a party to a merger or other acquisition transaction (other than a merger or other acquisition transaction pursuant to a merger or other acquisition agreement approved by Acuson's Board of Directors), then each Right (other than those held by the acquiring party) will entitle the holder to receive, upon exercise, that number of Units or shares of common stock of the surviving company with a value equal to two times the exercise price of the Right. The Board of Directors may redeem the Rights, at any time until the tenth day following an announcement of the acquisition of 15 percent (or in certain circumstances, 20 percent) or more of Acuson's common stock, at $0.01 per Right, payable in cash, common shares or other consideration. In addition, the Board of Directors may also, without consent of the holders of the Rights, amend the terms of the Rights to lower the threshold for exercisability of the Rights.

  Acuson and the Rights Agent under the Rights Agreement amended the Rights Agreement as of September 26, 2000 to provide that neither the Offer nor the Merger will constitute a "Stock Acquisition Date" or give rise to a "Distribution Date," in each case, for the purposes of and as defined in the Rights Agreement, and neither Siemens nor the Purchaser will be considered an "Acquiring Person" for the purposes of and as defined in the Rights Agreement.

  Delaware General Corporation Law. As a Delaware corporation, Acuson is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to these requirements.

  Pursuant to the HSR Act, the Purchaser and Acuson both filed Notification and Report Forms under the HSR Act with respect to the Offer and Merger with the Antitrust Division and the FTC on October 3, 2000. The waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, on or about October 18, 2000, unless early termination of the waiting period is granted or the Purchaser receives a request for additional information or documentary material prior thereto. The Purchaser and Acuson have requested early termination of the waiting period pursuant to the HSR Act. There can be no assurance given, however, that the waiting period will be terminated early. If either the Antitrust Division or the FTC were to request additional information or documentary material from the Purchaser, the waiting period would be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request.

  German Antitrust. Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the "FCO" or Bundeskartellamt) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by the Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the time of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the German law against restraints of competition, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the transaction in writing before the end of such periods. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by the Purchaser pursuant to the Offer would create a dominant market position or strengthen an already-existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Acuson does not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not extend the waiting period. Siemens AG filed the information with the FCO on September 29, 2000. Siemens AG and Siemens currently expect to obtain the requisite clearance by the FCO prior to the expiration date of the Offer. In the event that such clearance is not obtained prior to the expiration date of the Offer, the Offer may be extended until March 31, 2001.

  Other Filings. Siemens and Acuson each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

  Section 14(f) Information. The Purchaser's Designation of Persons to be Elected to the Board of Directors. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Siemens, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Acuson's stockholders.

Item 9. Material to be Filed as Exhibits.

  The following Exhibits are filed herewith:

 Exhibit
   No    Description
 ------- -----------
 (a)(1)  Letter to Stockholders of Acuson, dated October 5, 2000.*
 (a)(2)  Opinion of UBS Warburg LLC, dated September 26, 2000 (included as
         Annex A to the Statement).*
 (a)(3)  Press Release issued by Acuson (incorporated by reference to Exhibit
         99.1 to Acuson's Current Report on Form 8-K filed on October 2, 2000).
 (a)(4)  Offer to Purchase dated October 5, 2000 (incorporated by reference to
         Exhibit (a)(1) to the Schedule TO of the Purchaser filed on October 5,
         2000).
 (e)(1)  Agreement and Plan of Merger, dated as of September 26, 2000, among
         Siemens, the Purchaser and Acuson (incorporated by reference to
         Exhibit (d)(1) to the Schedule TO of the Purchaser filed on October 5,
         2000).
 (e)(2)  The Information Statement of Acuson dated October 5, 2000 (included as
         Annex B to the Statement).*
 (e)(3)  Form of Change in Control Agreement for Certain Executive Officers of
         Acuson (incorporated by reference to Exhibit 10.30 to Acuson's Form
         10-K filed on March 29, 1999).
 (e)(4)  Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of September 26, 2000 (incorporated by reference to Exhibit 4.1 to
         Acuson's Current Report on Form 8-K filed on October 2, 2000).

--------
* Included with the Statement mailed to stockholders.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ACUSON CORPORATION

                                                 /s/ Robert J. Gallagher
                                          By: _________________________________
                                                   Robert J. Gallagher
                                              President and Chief Operating
                                                         Officer

Dated: October 5, 2000

                                                                        ANNEX A

                        [LETTERHEAD OF UBS WARBURG LLC]

                              September 26, 2000

The Board of Directors
Acuson Corporation
1220 Charleston Road
Mountain View, California 94039-7393

Dear Members of the Board:

  We understand that Acuson Corporation ("Acuson") is considering a transaction whereby (i) Sigma Acquisition Corp. ("Sub"), a wholly owned subsidiary of Siemens Corporation ("Siemens"), will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Acuson ("Acuson Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $23.00 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Acuson (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Acuson Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated as of September 26, 2000, by and among Siemens, Sub and Acuson (the "Agreement").

  You have requested our opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by the holders of Acuson Common Stock (other than Siemens and its affiliates).

  UBS Warburg LLC ("UBSW") has acted as financial advisor to Acuson in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the ordinary course of business, UBSW, its successors and affiliates may trade securities of Acuson and affiliates of Siemens for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion does not address Acuson's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of Acuson as to whether such stockholder should tender shares of Acuson Common Stock in the Tender Offer or as to how such stockholder should vote on any matters relating to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the obligations thereunder, or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that each of Acuson, Siemens and Sub will comply with all material covenants and agreements set forth in, and other material terms of, the Agreement and that the Transaction will be validly consummated in accordance with its terms. We also have assumed, with your consent, that in the course of obtaining the necessary regulatory or third party approvals for the Transaction, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on the Transaction.

  In arriving at our opinion, we have, among other things: (i) reviewed current and historical market prices and trading volumes of Acuson Common Stock; (ii) reviewed certain publicly available business and historical financial information relating to Acuson; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of Acuson, including estimates and financial forecasts prepared by the management of Acuson, that were provided to or discussed with us by Acuson and are not publicly available; (iv) conducted discussions with members of the senior management of Acuson; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of Acuson; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

The Board of Directors
Acuson Corporation
September 26, 2000
Page 2

  In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Acuson, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Acuson. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the acquisition of all or a part of Acuson. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this letter.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Acuson Common Stock is fair, from a financial point of view, to such holders (other than Siemens and its affiliates).

                                          Very truly yours,

                                          /s/ UBS Warburg LLC
                                          UBS WARBURG LLC

                                                                   EXHIBIT e(2)

                                                                        ANNEX B

                              ACUSON CORPORATION

                                OCTOBER 5, 2000

                               ----------------

              INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

  No Vote or Other Action of Acuson Corporation's Stockholders is Required in
                  Connection with This Information Statement.

  No Proxies are Being Solicited and You Are Requested Not to Send a Proxy to
                              Acuson Corporation.

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about October 6, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Acuson Corporation ("Acuson"). You are receiving this Information Statement in connection with the possible election of persons designated by Sigma Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware Corporation ("Siemens"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of Acuson. On September 26, 2000, Acuson entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Purchaser and Siemens, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.0001 per share, of Acuson (the "Common Stock") and the associated preferred stock purchase rights (the shares of Common Stock and any associated preferred stock purchase rights are referred to in this Statement as the "Shares"), at a price per Share of $23.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated October 5, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Acuson and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Siemens and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 5, 2000.

  The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into Acuson (the "Merger"). Following consummation of the Merger, Acuson will continue as the surviving corporation and will be a wholly-owned subsidiary of Siemens. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Siemens, the Purchaser, any of their respective subsidiaries, Acuson or any of its subsidiaries, and Shares held by stockholders of Acuson who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $23.00 in cash or any greater amount per Share paid pursuant to the Offer.

  The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by Acuson with the Commission on October 5, 2000 and which is being mailed to stockholders of Acuson along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Siemens, the Purchaser or the Purchaser Designees (as defined herein) has been provided by Siemens. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                          VOTING SECURITIES OF ACUSON

  The Common Stock is the only class of equity securities of Acuson outstanding which is entitled to vote at a meeting of the stockholders of Acuson. As of the close of business on September 22, 2000, there were 27,753,671 outstanding shares of Common Stock, of which Siemens and the Purchaser own no shares as of the date hereof.

                     DESIGNATION OF DIRECTORS BY PURCHASER

  The Merger Agreement provides that immediately upon the acceptance for payment of and payment for shares of the Common Stock by the Purchaser or any of its affiliates pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors as determined by Siemens (the "Purchaser Designees"), rounded up to the next whole number, for election or appointment to the Board of Directors of Acuson as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of Acuson equal to the product of (i) the total number of directors on the Board of Directors of Acuson (giving effect to the increase in size of such Board pursuant to this paragraph) and (ii) the percentage that the number of shares of the Common Stock beneficially owned by the Purchaser and its affiliates (including shares of Common Stock so accepted for payment and purchased) bears to the number of shares of Common Stock then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such shares of Common Stock, Acuson shall, upon request of Parent or the Purchaser and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly increase the size of its Board of Directors by such number as is necessary to enable the Purchaser Designees to be so elected or appointed to Acuson's Board of Directors, and, subject to applicable law, Acuson shall take all reasonable actions available to Acuson to cause such designees of the Purchaser to be so elected or appointed. The Merger Agreement provides that at such time, Acuson will, if requested by Parent or the Purchaser and subject to applicable law, also take all reasonable action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on Acuson's Board of Directors of (i) each committee of Acuson's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of Acuson and (iii) each committee (or similar body) of each such board.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of Acuson.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of any Shares pursuant to the terms of the Offer, which purchase cannot be earlier than November 3, 2000, and that, upon assuming office, the Purchaser Designees together with the continuing directors of Acuson will thereafter constitute the entire Board.

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of Acuson if appointed or elected. None of such persons currently is a director of, or holds any positions with, Acuson. Siemens and the Purchaser have advised

Acuson that, to the best of their knowledge, none of the persons listed on
Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Acuson, nor has any such person been involved in any transaction with Acuson or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Siemens, the Purchaser and Acuson that have been described in the Schedule TO or the Statement.

                  MEMBERS OF THE BOARD OF DIRECTORS OF ACUSON

  The following table sets forth the name, age, position(s) with Acuson, principal occupation(s) for the past five years, and other directorships of the directors of Acuson as of December 31, 1999:

 Name and Position           Age Principal Occupation and Business Experience
 -----------------           --- --------------------------------------------
 Samuel H. Maslak...........  51 Samuel H. Maslak co-founded Acuson in
  Chairman of the Board          September 1981 and has served as Chief
  and Chief Executive            Executive Officer and a director since that
  Officer                        date. He served as President of Acuson from
                                 September 1981 until May 1995. He was
                                 appointed Chairman of the Board in May 1995.

 Albert L. Greene...........  50 Albert L. Greene, a director since March 1995, is the President, Chief Executive Officer and
                                 co-founder of HealthCentral.com, a web-based
                                 software and information services company. Mr.
                                 Greene served from 1990 to 1998 as Chief
                                 Executive Officer of Sutter Health East Bay,
                                 Alta Bates Health Systems and Alta Bates
                                 Medical Center in Berkeley, California. He was
                                 Chair of the California Healthcare Association
                                 in 1998. Mr. Greene is also a director of
                                 Quadramed Corporation, a healthcare technology
                                 and solutions provider, and Lumisys Inc., a
                                 manufacturer of digital imaging systems.

 Karl H. Johannsmeier.......  71 Karl H. Johannsmeier served as a director of
                                 Acuson from September 1981 to May 1994 and has
                                 also served as a director from March 1995 to
                                 the present. He founded Optimetrix
                                 Corporation, a semiconductor processing
                                 equipment company, where he served as
                                 President and Chief Executive Officer from
                                 1976 to 1981 and as Chairman of the Board of
                                 Directors from 1976 to 1984. Optimetrix
                                 Corporation was acquired by Eaton Corporation
                                 in 1982. Mr. Johannsmeier has been a private
                                 investor over the last twenty years.

 William J. Mercer..........  51 William J. Mercer, a director since June 1999, is the founder and CEO of Avocet Ventures,
                                 LLC, a private equity investment firm
                                 specializing in strategic investments in the
                                 healthcare and technology sectors. Prior to
                                 his current position and since 1995, Mr.
                                 Mercer was a director, President and Chief
                                 Executive Officer of ALARIS Medical, Inc., a
                                 publicly traded holding company, and its
                                 wholly owned subsidiary, ALARIS Medical
                                 Systems, Inc. ALARIS is a global company
                                 specializing in the design, manufacture and
                                 marketing of intravenous infusion therapy
                                 products, patient monitoring equipment, and
                                 cardiac monitoring devices.

                         EXECUTIVE OFFICERS OF ACUSON

  The following table sets forth the name, age and position held of each of Acuson's current executive officers as of December 31, 1999:

 Name and Position           Age Principal Occupation and Business Experience
 -----------------           --- --------------------------------------------
 Samuel H. Maslak...........  51 Samuel H. Maslak co-founded Acuson in
  Chairman of the Board          September 1981 and has served as Chief
  and Chief Executive            Executive Officer and a director since that
  Officer                        date. He served as President of Acuson from
                                 September 1981 until May 1995. He was
                                 appointed Chairman of the Board in May 1995.

 Robert J. Gallagher........  56 Robert J. Gallagher joined Acuson in January
  President and                  1983 as Vice President, Finance and Chief
  Chief Operating Officer        Financial Officer. Mr. Gallagher became
                                 Executive Vice President in March 1991, Chief
                                 Operating Officer in January 1994 and was a
                                 director of Acuson from May 1994 until June
                                 1999. He served as President of Acuson from
                                 May 1995 until November 1997. He retired as
                                 Chief Operating Officer in March 1999 and as
                                 Vice Chairman in June 1999 and became Senior
                                 Vice President. Upon the resignation of Daniel
                                 R. Dugan as President effective March 1, 2000,
                                 Mr. Gallagher became interim President and
                                 Chief Operating Officer. Mr. Gallagher is also
                                 a director of Celeritek, Inc., a manufacturer
                                 of integrated circuits and high-frequency
                                 radio transceiver subsystems, and Lumisys,
                                 Inc., a manufacturer of digital imaging
                                 systems.

 Barry Zwarenstein..........  51 Barry Zwarenstein joined Acuson in October
  Vice President and             1998 as Vice President, Chief Financial
  Chief Financial Officer        Officer. Prior to joining Acuson, Mr.
                                 Zwarenstein served as Chief Financial Officer,
                                 FMC Europe from 1992 to 1996 and as Senior
                                 Vice President, Finance & Business Development
                                 and Chief Financial Officer from 1996 to 1998
                                 for Logitech, S.A., a designer, manufacturer,
                                 and marketer of computer interface devices.

 Edward P. Cornell..........  55 Edward P. Cornell joined Acuson in September
  Senior Vice President,         1997 as Vice President, Engineering and was
  Engineering                    promoted to Senior Vice President, Engineering
                                 in November 1997. From 1990 to 1997, Mr.
                                 Cornell was Vice President of Engineering and
                                 Product Development for Pitney Bowes, Inc., in
                                 Stamford, CT, a provider of mailing, postage
                                 meters, reprographic and facsimile equipment
                                 and related services.

 Rick E. Smith..............  53 Rick E. Smith joined Acuson in 1992 as
  Senior Vice President,         Director of Sales, General Imaging and was
  Worldwide Sales and            promoted to Vice President, General Imaging
  Marketing                      Business Unit in 1995 and Vice President,
                                 North America Business Operations in June
                                 1998. He became Senior Vice President,
                                 Worldwide Sales and Marketing in March 1999.

 Bradford C. Anker..........  54 Bradford C. Anker joined Acuson in December
  Vice President,                1983 and has served as Vice President,
  Manufacturing                  Manufacturing since that date.

                                             Principal Occupation and Business
 Name and Position                      Age  Experience
 -----------------                      ---  ---------------------------------
 Charles H. Dearborn...................  47   Charles H. Dearborn joined
  Vice President, Human                       Acuson in October 1988 and has
  Resources and Legal                         served as General Counsel since
  Affairs, General Counsel and                that date. He was elected
  Secretary                                   Secretary of Acuson in February
                                              1991 and Vice President in
                                              February 1995. He was appointed
                                              Vice President, Human Resources
                                              and Legal Affairs of Acuson in
                                              June 1997.

 L. Thomas Morse.......................  56   L. Thomas Morse joined Acuson in
  Vice President,                             July 1983 and has served as
  Corporate Controller                        Corporate Controller since that
                                              date. He was elected an officer
                                              of Acuson in March 1989 and Vice
                                              President, Corporate Controller
                                              of Acuson in February 1991.

 Lourens Steger........................  45   Lourens Steger joined Acuson in
  Vice President,                             1997 and was elected Vice
  Global Customer Service                     President of Acuson's Global
  Business Operations                         Customer Service Business
                                              Operations, Service
                                              Sales/Marketing and Order
                                              Management in May 2000.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has three standing committees: the Compensation Committee, the Audit Committee and the Non-Officer Stock Option Administration Committee. The Board does not have a nominating committee.

  The Compensation Committee was established in February 1993 to determine compensation to be paid to Acuson's executive officers and to administer Acuson's stock plans generally. The current members of the Compensation Committee are Messrs. Greene, Johannsmeier and Mercer.

  The Audit Committee was established in October 1986 to recommend engagement of Acuson's independent public accountants, to approve services performed by such accountants and to review, in consultation with the independent public accountants, Acuson's accounting system and system of internal controls. The current members of the Audit Committee are Messrs. Greene and Mercer.

  The Non-Officer Stock Option Administration Committee was established in July 1987 to administer Acuson's stock option plans only for non-officer employees of Acuson. Its member is Dr. Maslak.

  During the fiscal year ended December 31, 1999, the Board of Directors held eight meetings, the Compensation Committee held three meetings and the Audit Committee held five meetings. The Non-Officer Stock Option Administration Committee acted solely by unanimous written consent in accordance with Acuson's Bylaws and Delaware law. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and of the committees, if any, upon which such director served.

                             DIRECTOR COMPENSATION

  During 1999, each non-employee director received an annual fee of $26,000 in connection with his service as a member of the Board of Directors of Acuson and was reimbursed for all travel expenses incurred in attending meetings of the Board. Pursuant to Acuson's 1995 Stock Incentive Plan, each non-employee director who was elected at the 1999 Annual Meeting was granted an option on June 8, 1999, to purchase 7,500 shares of Acuson's Common Stock at an exercise price equal to the then fair market value of $15.25 per share.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of Acuson's Common Stock as of September 15, 2000, by (i) all those known by Acuson to be beneficial owners of more than five percent (5%) of its Common Stock; (ii) all directors; (iii) the executive officers of Acuson included in the Summary Compensation Table set forth under the caption "Compensation of Directors and Executive Officers" below (excluding a former officer) and (iv) all executive officers and directors of Acuson as of September 15, 2000 as a group. Except as noted below, each of the individuals listed below may be reached at 1220 Charleston Road, Mountain View, California 94039-7393. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                          Beneficial
                                                        Ownership(/1/)
                                                       -----------------------
     Beneficial Owner                                   Shares         Percent
     ----------------                                  ---------       -------
     State of Wisconsin Investment Board.............. 1,656,800(/2/)    5.94%
      PO Box 7842
      Madison, WI 53707
     Karl H. Johannsmeier............................. 5,217,442(/3/)   18.68%
     Samuel H. Maslak................................. 2,268,787(/4/)    7.96%
     Robert J. Gallagher..............................   521,978(/5/)    1.85%
     Barry Zwarenstein................................    53,232(/6/)       *
     Rick E. Smith....................................    80,591(/7/)       *
     Albert L. Greene.................................    39,519(/8/)       *
     Edward P. Cornell................................    50,000(/9/)       *
     William J. Mercer................................    14,519(/10/)      *
                                                       ---------        -----
     All Executive Officers and Directors as a group
      (12 persons).................................... 8,775,642(/11/)  29.48%

--------
  *Less than 1%
 (1) Beneficial ownership includes all unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000, which are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the person holding such options but are not deemed outstanding for computing the percentage of any other person pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. The number of shares of Common Stock issued and outstanding on September 15, 2000 was 27,743,648.
 (2) Based solely on information contained in a statement on Schedule 13G filed by such stockholder with the Securities and Exchange Commission on February 10, 2000.
 (3) Includes 39,019 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000. Also includes 40,000 shares for which Mr. Johannsmeier disclaims beneficial ownership.
 (4) Includes 770,972 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000 and 60 shares held in Dr. Maslak's 401(k) plan account. Also includes 4,030 shares for which Dr. Maslak disclaims beneficial ownership.
 (5) Includes 457,827 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000 and 60 shares held in Mr. Gallagher's 401(k) plan account.
 (6) Includes 50,000 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000.
 (7) Includes 79,129 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000 and 60 shares held in Mr. Smith's 401(k) plan account.
 (8) Includes 39,019 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000.

 (9) Includes 50,000 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000.
(10) Includes 11,519 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000.
(11) Includes 44,030 shares as to which beneficial ownership is disclaimed by certain executive officers of Acuson and 419 shares held in certain executive officers' 401(k) plan accounts. Also includes 2,019,468 unissued shares of Common Stock subject to options exercisable within 60 days of September 15, 2000.

                            EXECUTIVE COMPENSATION

  In order to provide Acuson's stockholders with a concise and comprehensive overview of compensation awarded, earned or paid to Acuson's executive officers named in this Information Statement, several tables and narrative descriptions have been prepared, detailing this information.

  The Summary Compensation Table, and its accompanying explanatory footnotes, includes individual annual and long-term compensation information received by
(i) Acuson's Chief Executive Officer; (ii) the four other most highly paid executive officers serving as executive officers during 1999; and (iii) one former executive officer of Acuson, for services rendered in all capacities during the years ended December 31, 1999, December 31, 1998, and December 31, 1997.

                          Summary Compensation Table

                                                               Long-Term Compensation
                                                            ----------------------------
                                Annual Compensation
Name and                        -----------------------       Awards/      All Other
Principal Position      Year    Salary ($)    Bonus ($)     Options (#) Compensation ($)
------------------      ----    ----------    ---------     ----------- ----------------
Samuel H. Maslak....... 1999     $666,442     $      0        400,000       $ 1,000(1)
 Chairman and Chief
  Executive Officer     1998     $725,000     $      0        100,000       $ 1,000(1)
                        1997     $725,000     $145,000              0       $ 1,000(1)
Robert J. Gallagher.... 1999     $404,308     $ 25,000         75,000       $ 1,000(1)
 President and Chief    1998     $450,000     $      0         50,000       $ 1,000(1)
  Operating Officer(2)
                        1997     $450,000     $ 90,000              0       $ 1,000(1)
Daniel R. Dugan........ 1999     $413,654     $      0        100,000       $ 1,000(1)
 Former President(2)    1998     $450,000     $      0              0       $35,424(3)(4)
                        1997     $385,794     $ 77,600        100,000       $58,097(3)(5)
Edward P. Cornell...... 1999     $319,731     $ 73,100(6)      25,000       $76,026(7)
 Senior Vice President,
  Engineering           1998     $340,000     $ 22,100              0       $79,332(8)
                        1997(9)  $ 98,750     $      0         75,000       $55,568(10)
Barry Zwarenstein...... 1999     $300,000     $ 75,000              0       $ 1,000(1)
 Vice President and     1998     $ 17,309(11) $      0        125,000       $     0
  Chief Financial
  Officer
Rick E. Smith.......... 1999     $279,035     $171,008(12)     50,000       $ 1,000(1)
 Senior Vice President, 1998     $200,323     $113,482(13)          0       $ 1,000(1)
  World-Wide
  Field Operations      1997     $202,453     $ 95,149              0       $ 1,000(1)

 (1) Consisting of an employer contribution of $750 in cash and $250 in shares of Acuson Common Stock to each employee's 401(k) plan account.
 (2) Mr. Dugan resigned from Acuson effective March 1, 2000. Mr. Gallagher was appointed President and Chief Operating Officer of Acuson on an interim basis effective that same date.

 (3) In connection with Mr. Dugan's relocation to the San Francisco Bay Area in August 1991, Acuson loaned Mr. Dugan $400,000 to assist him in the purchase of a home. The loan was secured by Mr. Dugan's residence. The loan was interest free and was fully forgiven on a daily basis which commenced on August 8, 1991. The loan was forgiven in full on August 8, 1998.
 (4) Consisting of an employer contribution of $750 in cash and $250 in shares of Acuson Common Stock to Mr. Dugan's 401(k) plan account and partial forgiveness of a loan from Acuson in the amount of $34,424. See note 3 above.
 (5) Consisting of an employer contribution of $750 in cash and $250 in shares of Acuson Common Stock to Mr. Dugan's 401(k) plan account and partial forgiveness of a loan from Acuson in the amount of $57,097. See note 3 above.
 (6) Consisting of management incentive bonuses of $42,500 paid in April 1999 for the period April 1998 through March 1999, and $30,600 paid in November 1999 for the period April 1999 through October 1999.
 (7) Consisting of partial forgiveness of a loan from Acuson. See "Certain Relationships and Owner Transactions" for a description of such loan.
 (8) Consisting of a housing allowance of $8,000 and partial forgiveness of a loan from Acuson in the amount of $76,026. See "Certain Relationships and Other Transactions" for a description of such loan.
 (9) Mr. Cornell joined Acuson in September 1997.
(10) Consisting of a $2,000 housing allowance, a relocation bonus of $35,000 and relocation expenses of $18,568.
(11) Mr. Zwarenstein joined Acuson in October 1998.
(12) Consisting of a management incentive bonus of $9,000 paid in April 1999 for the period October 1998 through March 1999, a management incentive bonus of $13,500 paid in November 1999 for the period April 1999 through October 1999, and $148,508 in sales commissions.
(13) Consisting of a management incentive bonus of $15,000 paid in October and November 1998 for the period April 1998 through September 1998, and $98,482 in commissions and other bonuses.

                     Options Granted To Executive Officers

  The following summary table details for the named executive officers stock options granted in 1999 and the potential realizable values for the respective options granted based on assumed rates of annual compound stock appreciation of 5% and 10% computed from the date the options were granted over the full option term.

                                    % of Total                                 Potential Realizable Value at
                                     Options                                    Assumed Rates of Stock Price
                                    Granted to              Market                Appreciation for Option
Name                      Options   Employees              Price on                       Term(1)
----                      Granted   in Fiscal   Exercise   Date of  Expiration ------------------------------
                            (#)        Year    Price/Share  Grant      Date       0%        5%        10%
                          -------   ---------- ----------- -------- ---------- -------- ---------- ---------- ---
Samuel H. Maslak........ 100,000(2)    5.51%     $14.94     $14.94   2/19/09          0 $  939,411 $2,380,653
                         300,000(3)   16.53%     $14.94     $14.94   2/19/09          0 $2,818,234 $7,141,958

Robert J. Gallagher.....  75,000(3)    4.13%     $14.94     $14.94   2/19/09          0 $  704,559 $1,785,490

                          33,334(4)    1.84%     $ 5.94     $14.94   3/1/00    $300,006 $  325,672 $  351,374
Daniel R. Dugan.........  66,666(5)    1.84%     $ 5.94     $14.94   3/1/00    $599,994 $  651,324 $  702,727

Edward P. Cornell.......  25,000(2)    1.38%     $14.94     $14.94   2/19/09          0 $  234,853 $  595,163

Rick E. Smith...........  50,000(2)    2.75%     $14.94     $14.94   2/19/09          0 $  469,706 $1,190,326

Barry Zwarenstein.......        --       --         --         --        --         --         --         --

--------
(1) The dollar amounts under these columns are the result of calculations at the 0%, 5% and 10% annual rates of stock appreciation prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of Acuson's stock price. Assuming 5% and 10% compounded annual appreciation of the stock price over the term of the option, the price of a share of Common Stock underlying the options issued February 19, 1999 (a) with an exercise price of $14.94 would be $24.33 and

    $38.74, respectively, on February 19, 2009 and (b) with an exercise price of $5.94 would be, on March 1, 2000 (the date these options expired), $15.71 and $16.49, respectively. The closing sale price of Acuson Common Stock on the New York Stock Exchange on December 31, 1999 was $12.56.
(2) Granted at fair market value on the date of grant under Acuson's 1995 Stock Incentive Plan; vesting over four years with 20% of the shares vesting on each of the first and second anniversaries of the grant date and 30% of the shares vesting on each of the third and fourth anniversaries of the grant date. Vesting may be accelerated at the discretion of the Board of Directors. Subject to certain exceptions and conditions, in the event that a person or entity acquires more than 20% of Acuson's then outstanding Common Stock without the approval of the Board of Directors, vesting of outstanding options is automatically accelerated.
(3) Granted at fair market value on the date of grant under Acuson's 1995 Stock Incentive Plan; full vesting on the first anniversary of the grant date. Vesting may be accelerated at the discretion of the Board of Directors. Subject to certain exceptions and conditions, in the event that a person or entity acquires more than 20% of Acuson's then outstanding Common Stock without the approval of the Board of Directors, vesting of outstanding options is automatically accelerated.
(4) Granted at $9.00 less than fair market value on the date of grant; the option was immediately exercisable subject to a repurchase right on the part of Acuson which would have lapsed upon the earlier of the fifth anniversary of the grant date or any year that Acuson met certain earnings per share targets. The repurchase price would have been the lower of $10.45 and the fair market value of the shares on the date immediately prior to the day of repurchase.
(5) Granted at $9.00 less than fair market value on the date of grant; the option was immediately exercisable subject to a repurchase right on the part of Acuson which would have lapsed upon the earlier of the fifth anniversary of the grant date or any year that Acuson met certain earnings per share targets, but no earlier than one year after the repurchase right for the option for 33,334 shares granted to Mr. Dugan described above expired. The repurchase price would have been $5.94, the exercise price of the option.The following summary table details stock option exercises for the named executive officers during 1999, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1999. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end fair market value of Acuson's Common Stock.

  Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option
                                    Values

  The following summary table details stock option exercises for the named executive officers during 1999, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1999. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end fair market value of Acuson's Common Stock.

                                                                           Value of Unexercised
                                                   Number of Securities    In-the-Money Options
                           Shares                 Underlying Unexercised      at FY-End ($)
                         Acquired on    Value      Options at FY-End (#)       Exercisable/
Name                     Exercise(#) Realized($) Exercisable/Unexercisable   Unexercisable(1)
----                     ----------- ----------- ------------------------- --------------------
Samuel H. Maslak........      --          --          473,508/503,267            $392,905
Robert J. Gallagher.....      --          --          282,273/134,956            $226,131
Daniel R. Dugan.........      --          --          399,735/ 83,305            $731,447
Edward P. Cornell.......      --          --           30,000/ 70,000            $      0
Rick E. Smith...........      --          --           55,647/ 84,353            $ 13,505
Barry Zwarenstein.......      --          --           25,000/100,000            $      0

--------
(1) Value per share is defined as the market price of Acuson Common Stock at year end minus the per share exercise price of the option. The closing sale price of Acuson Common Stock on the New York Stock Exchange on December 31, 1999 was $12.56.

        REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  Acuson believes that compensation of Acuson's key executives should be sufficient to attract and retain highly qualified personnel in the competitive Silicon Valley area, and should also provide meaningful incentives for measurably superior performance. Acuson seeks to reward achievement of long- and short-term performance goals measured by successful development of new products, sales volume, meeting or exceeding financial targets and other factors. In addition, Acuson's performance is considered on an absolute basis and in comparison to other ultrasound companies in the United States and other high technology companies in the San Francisco Bay Area in determining executive remuneration.

  Acuson's executive compensation generally consists of a base salary, a cash bonus and long-term incentive compensation in the form of stock options. Salaries for Acuson's executive officers, other than for the Chief Executive Officer, are recommended by Dr. Maslak, the Chief Executive Officer, and reviewed and approved by the Compensation Committee of the Board of Directors. In determining his recommendations for salaries of executive officers, Dr. Maslak generally does not employ a formulaic approach or assign a predetermined weight to any specific objective or subjective criteria. Rather, he relies on a number of factors he deems important in making his recommendations. These factors include the performance of the executive over the past year, his view of the value of the executive's position at Acuson and the importance of the output of the functional area managed by the executive, both on an absolute basis and on a relative basis in comparison to the challenges facing that functional area and the results achieved, as well as his view of Acuson's performance and the ultrasound market in general. He also reviews publicly available executive compensation surveys chosen for their reputability and relevance to Acuson in terms of geographic area and size of companies surveyed and on a study of executive compensation in publicly-held high technology companies, including competitors and neighboring companies in the San Francisco Bay Area. The overall officer cash compensation structure is designed so that, in general, a combination of base salary and the appropriate target bonus is aimed to pay officers at approximately the 75th percentile, based on the survey data. However, the compensation for any individual officer may be above or below this target, based on the factors described above. The Compensation Committee believes that Acuson's most direct competitors for executive talent are not necessarily all of the companies that would be included in a peer group established to compare stockholder returns. Therefore, neither the surveys nor the study specifically use data for the companies included in the groups listed in the performance graph in this proxy statement.

  The salary for the Chief Executive Officer is determined in much the same manner by the Compensation Committee, with the Committee considering the survey data, an assessment of Acuson's performance and Dr. Maslak's performance and contributions to Acuson. In general, there has been no formulaic tie between Acuson's stated goals and performance and Dr. Maslak's salary; instead the Compensation Committee's judgment and discretion has been used after considering these factors.

  For the past few years, the Compensation Committee has utilized an incentive compensation plan for all officers that is designed to focus and motivate them to improve Acuson's operating results by making a higher percentage of the officers' compensation variable. The Committee recognized that the trend in executive compensation is to have a greater percentage of an executive's pay "at risk." As a result, under this plan, all officers other than Dr. Maslak and Messrs. Gallagher and Dugan could earn up to 20% of their annual salary as a target bonus. The target bonuses for Messrs. Dugan and Gallagher were up to 25% of their salaries, and the target bonus for Dr. Maslak, the Chief Executive Officer, was up to 30% of his salary. In addition to the target bonus, there was a further bonus, referred to as a "Company match," equal to either 50% or 100% of the bonus actually paid to the officer if Acuson, as a whole, met predetermined objectives, which consisted of certain earnings per share targets.

  However, for 1999, Dr. Maslak recommended, and the Compensation Committee agreed, to institute a special program to focus on meeting overall expense targets and corporate goals. This program consisted of a reduction of base salary, an increase in target bonuses and in some cases an adjustment to the "Company match" component of the bonus program.

  For Dr. Maslak and Messrs. Dugan and Gallagher and one other executive officer (the "Designated Officers"), base salaries were reduced by 10% for all of 1999, but if (i) Acuson as a whole met its first half year expense targets and (ii) Acuson's cumulative earnings per share for the first half of 1999 met or exceeded a certain target, the target bonuses would be increased by 10%, so that Dr. Maslak's target bonus would become 40% of his reduced 1999 salary, the target bonus for Messrs. Dugan and Gallagher would become 35% of their respective reduced 1999 salaries and the target bonus for the other officer would become 30% of his reduced salary. If Acuson failed to meet either of these goals, the target bonus for each Designated Officer would remain at the 1998 levels. The "Company match" component of the bonus program for the Designated Officers remained unchanged from 1998. Thus, the Designated Officers would receive either 50% or 100% of the target bonus actually paid if Acuson met the predetermined objectives. As in past years, the Committee determined that the "Company match" would be based on publicly reported earnings per share for the year.

  With respect to Mr. Zwarenstein, because he only recently joined Acuson, the Compensation Committee determined that his salary would not be reduced. Further, as part of his offer to join Acuson, Mr. Zwarenstein was guaranteed a bonus equal to 20% of his salary. In connection with the revised 1999 compensation program, the Committee agreed that if Acuson met both the expense and earnings per share targets for the first half of 1999, Mr. Zwarenstein would be paid the higher of his guaranteed 20% bonus or the bonus determined as if he participated in the salary reduction and revised bonus program at the 30% level.

  Because Acuson as a whole met both the expense and earnings per share targets for the first half of 1999, the target bonuses for the Designated Officers and Mr. Zwarenstein were increased by 10% as described above.

  While Mr. Gallagher initially participated in the same program on the same terms as Mr. Dugan, in June 1999, he retired as an executive officer of Acuson and Acuson agreed to consider paying Mr. Gallagher a discretionary bonus of up to 10% of his reduced compensation.

  For the Designated Officers, the target bonuses were to be determined after the results for calendar 1999 were available. Initially the Committee determined that the amount of these bonuses would be solely a function of Acuson meeting certain predetermined earnings per share targets. However, because of the impact of the acquisition of Ecton, Inc. in December 1999 and other factors, the Committee modified the bonus program for the Designated Officers so that the Committee could determine the percentage of target bonus to be paid based on its subjective evaluation of both personal objectives as well as overall department and corporate objectives, such as financial results, orders, shipments, profit margins, relative market share, completing planned corporate acquisitions, meeting earnings per share targets, meeting product development milestones and expense controls in a timely manner, achievement versus difficulty of corporate objectives and positioning Acuson for the future.

  The Compensation Committee met in March 2000 to determine bonuses for 1999. Dr. Maslak reported to the Committee that Acuson had not met the objective for the "Company match" portion of the bonus to be paid to the executive officers, but that based on an evaluation of the qualitative and measurable factors described above, Dr. Maslak recommended target bonuses for Mr. Zwarenstein and the current Designated Officers, other than himself. Dr. Maslak also recommended that because of the current financial pressures on Acuson, he should receive no bonus. The Compensation Committee accepted all of Dr. Maslak's recommendations and agreed that Dr. Maslak should receive no bonus.

  For all other executive officers under the 1999 compensation program, the salaries as in effect for 1998 were reduced by 10% starting March 1, 1999 and were designed to return to the pre-reduction levels on October 4, 1999, if the functional area over which the officer had responsibility met certain pre-established expense targets. The 20% target bonus, and the 50% first level "Company match," remained unchanged, but the second level "Company match" was increased from 100% to 200% of the target bonus actually paid to compensate for the salary reduction. As stated above, because Acuson did not meet the earnings per share target for the "Company match", the "Company match" portion of their bonus was not paid. However, during 1999, all of these officers met their expense targets; thus their salaries returned to the pre-reduction levels in October 1999.

  As in past years, the amount of the target bonus actually earned by these officers was a function of meeting certain specific personal objectives. These personal objectives were set by the officer's immediate supervisor and reviewed by Dr. Maslak, and were a combination of measurable goals, such as meeting order targets and profit margin targets; and qualitative goals, such as improving overall performance of individual departments. Acuson reserved the right to modify objectives to meet changing business requirements by notifying participants within 30 days of the change. At full achievement of personal objectives, the 1999 compensation plan would pay the target bonus percentage multiplied by the base salary paid during the measurement period. A percentage of the full pay out amount could be linked to each objective. In order for any amount to be paid for achievement of personal objectives, a satisfactory level of overall personal performance must have been maintained. In addition, the target bonuses were to be paid based upon six-month objectives covering the six-month periods ending September 30, 1999 and March 31, 2000.

  In addition to the bonus programs described above, Acuson has a merit bonus program that applies to employees, including officers, to recognize special accomplishments or significant efforts. The Chief Executive Officer has the discretion to grant a bonus to any officer consistent with the principles of this program. No bonuses were awarded to executive officers under this program in 1999.

  Acuson awards stock options to encourage a long-term commitment to Acuson and to direct officers' focus on long-term appreciation of stockholder value, as opposed to short-term results or functional area goals. In general, stock options align rewards with long-term increased value for stockholders. Stock options also serve as a reward and recognition for past work and as an incentive to perform well in the future. The Chief Executive Officer recommends a pool of shares available for stock option grants to officers as a whole and he compares the recommended pool with survey data drawn from high technology companies in the San Francisco Bay Area and other ultrasound companies. According to this data, Acuson's overall pool of shares allocated for officer stock option grants in 1999 was comparable to officer stock option grants among the companies in the survey data. Dr. Maslak's recommendation of which individual officers should receive grants of stock options and the size of those grants was based primarily on his view of individual performance, the potential of the individual to influence positively the long-term growth of Acuson, his evaluation of the relative importance of that individual in meeting Acuson's objectives, and on advice from Acuson's Human Resources Department on compensation necessary to hire and retain senior executives in the Silicon Valley area. The Compensation Committee accepted all of the Chief Executive Officer's recommendations.

  With respect to a grant to Dr. Maslak, the Committee decided in February 1999 to grant Dr. Maslak an option for 300,000 shares with a vesting period of one year. The Committee noted that Dr. Maslak had previously had an option for 300,000 shares that had expired in October 1998, unexercised, and concluded that Dr. Maslak should have a substantial stock option position to tie his total compensation to increased stockholder value. The Committee also granted Dr. Maslak in February 1999 an additional 100,000 option share grant, with the standard Acuson vesting period of four years, on the basis that he had received a reduction in salary for 1999 and no salary increase for the prior two years.

  Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to Acuson's executive officers in 1999 did not exceed the $1 million limit per officer. The Compensation Committee is aware of the limitations imposed by
Section 162(m), and the exemptions available therefrom, and has therefore adopted a Section 162(m) qualified bonus plan. Acuson did not use this plan in 1999.

                                          The Compensation Committee

                                          Karl H. Johannsmeier
                                          Albert L. Greene
                                          William J. Mercer

              EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                        CHANGE IN CONTROL ARRANGEMENTS

  On October 12, 1998, Acuson entered into Change in Control Agreements with four of Acuson's current executive officers, including Messrs. Maslak, Gallagher, Dearborn and Cornell. Acuson also entered into a Change in Control Agreement with Mr. Zwarenstein when he joined Acuson on October 30, 1998 and with Mr. Smith on November 2, 1999. The agreements provide that if within thirteen months of a Change in Control of Acuson (as defined in the agreement), such officer's employment is terminated other than for Cause (as defined in the agreement), disability, such officer's retirement, or such officer's resignation without Good Reason (as defined in the agreement), such officer shall be paid two years' salary, bonuses and regular benefits plus any accrued but unpaid salary, bonuses and benefits, and all stock options issued to such officer shall immediately become 100% vested. Each agreement remains in effect for a period of three years but is automatically renewed for subsequent one-year terms unless either party gives 90 days notice of intent not to renew.

  In connection with Mr. Zwarenstein joining Acuson, Acuson agreed to enter into a severance agreement with him under which Acuson would pay him a severance payment equal to twelve months' base salary plus certain health benefits for twelve months following termination if he is terminated without cause within twenty-four months of his employment by Acuson. If Mr. Zwarenstein is provided benefits under the Change in Control Agreement described above, he will not receive any benefits under this severance agreement.

                 CERTAIN RELATIONSHIPS AND OTHER TRANSACTIONS

  In connection with the relocation of Edward P. Cornell, the Senior Vice President of Engineering, to the San Francisco Bay Area in September 1997, Acuson loaned Mr. Cornell $400,000 pursuant to a promissory note to assist him in the purchase of a home in the San Francisco Bay Area. The loan is secured by Mr. Cornell's residence. The loan to Mr. Cornell is interest-free and will be fully forgiven on a daily basis over a seven-year period which commenced on September 2, 1997. The loan will be automatically forgiven upon termination of Mr. Cornell's employment without "cause" as defined in the promissory note, Mr. Cornell's death, reduction of Mr. Cornell's target compensation (with a base salary of not less than $176,000 per year) from Acuson to an amount less than $200,000 per year, or a "change in control", as defined in the promissory note. If Mr. Cornell voluntarily terminates his employment with Acuson or if he is terminated by Acuson for "cause" he must repay the outstanding balance of the loan plus any tax savings to him resulting from any repayment of the loan, no later than the second anniversary of the date of his termination.

  As of December 31, 1999, approximately $247,948 of the loan to Mr. Cornell was outstanding and the largest amount outstanding during the year was $323,818.

  Effective February 19, 1999, Acuson granted Mr. Dugan, Acuson's then President, an option to purchase 100,000 shares of Acuson. The exercise price for the options was $9.00 per share less than the fair market value on the date of grant. The options were immediately exercisable subject to a repurchase right on the part of Acuson that would lapse upon the earlier of the fifth anniversary of the grant date, or with respect to 33,334 shares, in any year that Acuson met certain earnings per share targets. The repurchase price would be, with respect to 33,334 shares, the lower of $10.45 and the then fair market value of the shares, and with respect the other remaining 66,666 shares, the exercise price of the option. Acuson agreed to loan Mr. Dugan up to $350,000 for the purposes of funding the exercise of the option with respect to 33,334 shares and paying all or a portion of the income tax due upon such exercise. The loan was fully due and payable two years from the date of loan, with interest payable annually at the lowest rate required under federal income tax regulations to avoid the imputation of interest. At the time of Mr. Dugan's resignation from Acuson effective March 1, 2000, Mr. Dugan had not exercised any of these options and therefore, the loan had not been put into effect. The option expired by its terms on March 1, 2000.

                               PERFORMANCE GRAPH

              Comparison of Five Year Cumulative Total Return(1)
                    Among S&P 500 Index, S&P(R) Health Care
                         (Medical Products & Supplies)
                        Index(2) and Acuson Corporation

                             [GRAPH APPEARS HERE]

                  Measurement Period                         S&P 500     S&P
                (Fiscal Year Covered)           Acuson Corp.  INDEX  Health Care
                ---------------------           ------------ ------- -----------
       December 94.............................   $   100    $   100   $   100
       December 95.............................   $ 76.15    $137.58   $169.01
       December 96.............................   $150.00    $169.16   $193.98
       December 97.............................   $101.92    $225.60   $241.84
       December 98.............................   $ 91.15    $290.08   $348.58
       December 99.............................   $ 77.31    $351.11   $322.87

Assumes $100 invested on December 31, 1994 in S&P 500 Index, S&P Health Care (Medical Products & Supplies) Index and Acuson Corporation.
--------
(1)  Total Return assumes reinvestment of dividends.
(2) S&P(R) Health Care (Medical Products & Supplies) Index includes C.R. Bard Inc., Bausch & Lomb, Baxter International Inc., Becton Dickinson, Biomet, Inc., Boston Scientific, Guidant Corp., Medtronic Inc. and St. Jude Medical.

  Notwithstanding anything to the contrary set forth in any of Acuson's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by Acuson under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Performance Graph will not be incorporated by reference into any of those prior filings; nor will such report or graph be incorporated into any future filings made by Acuson under those statutes.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires Acuson's directors and executive officers, and persons who own more than ten percent of a registered class of Acuson's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of Acuson. Officers, directors and greater than ten percent (10%) stockholders are required by Securities and Exchange Commission regulations to furnish Acuson with copies of all Section 16(a) forms they file.

  To Acuson's knowledge, based solely on review of the copies of such reports furnished to Acuson and written representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent stockholders for fiscal 1999 were complied with on a timely basis with the exception of the following late filings: Messrs. Greene and Johannsmeier each inadvertently failed to file a Form 5 in a timely manner to report an option grant of 7,500 shares, which was automatically granted to each non-employee director on the date of the 1998 Annual Meeting.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee consists of Messrs. Johannsmeier, Mercer and Greene, none of whom has ever been an officer or employee of Acuson.

                                  SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Siemens or its affiliates. The information contained herein concerning Siemens and its directors and executive officers and those of its affiliates has been furnished by Siemens and the Purchaser. Acuson assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, Acuson (ii) has a familial relationship with any of the directors or executive officers of Acuson or
(iii) based on information provided to Acuson by Siemens (which is to the best of Siemens' knowledge), beneficially owns any securities (or rights to acquire any securities) of Acuson. Acuson has been advised by Siemens that, to the best of Siemens' knowledge, none of the persons listed below has been involved in any transaction with Acuson or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission.

  Unless otherwise indicated, each of the persons listed below is a citizen of the Federal Republic of Germany. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Siemens AG, for the past five years.

        Name and Address        Age  Present Principal Occupation or Employment
        ----------------        ---  ------------------------------------------
                                 48 Executive Vice President and Chief
 Reinhard Benditte.............     Financial Officer, Siemens Medical Systems,
  Siemens Medical Systems, Inc.     Inc., Iselin, New Jersey. Previously Chief
  186 Wood Avenue South             Financial Officer of Siemens Automotive
  Iselin, New Jersey 08830          Corporation

 Bernhard K. Halfpap...........  51 Head of Business Planning of Medical
  Siemens AG                        Engineering Division of Siemens AG,
  Henkestrasse 127                  Erlangen, Germany
  D-91050 Erlangen
  Germany

 Robert Kirschbaum.............  52 Corporate Legal Counsel, Siemens AG,
  Siemens AG                        Erlangen, Germany
  Werner von Siemens Strasse 50
  D-91050 Erlangen
  Germany

                                 42 Corporate Vice President and Group
                                    Executive, Medical Engineering Division of
 Klaus Kleinfeld...............     Siemens AG. Previously President of
  Siemens AG                        Angiography, Fluoroscopy and Radiography
  Henkestrasse 127                  Systems Division of Medical Engineering of
  D-91050 Erlangen                  Siemens AG; President of the Siemens
  Germany                           Management Consulting Group

                                 57 President and Chief Executive Officer,
 Thomas N. McCausland..........     Siemens Medical Systems, Inc., Iselin, New
  Siemens Medical Systems, Inc.     Jersey. Previously Vice President of Sales
  186 Wood Avenue South             and Marketing, Siemens Energy & Automation,
  Iselin, New Jersey 08830          Inc. Citizen of USA.

 Kenneth R. Meyers.............  39 Legal Counsel, Siemens Corporation, New
  Siemens Corporation               York, New York. Citizen of USA
  153 East 53rd Street
  New York, New York 10022

 Erich Reinhardt ..............  53 Chief Executive Officer and Group
  Siemens AG                        President, Medical Engineering Division of
  Henkestrasse 127                  Siemens AG, Erlangen, Germany
  D-91050 Erlangen
  Germany

 Goetz Steinhardt..............  56 Corporate Vice President and Group
  Siemens AG                        Executive, Medical Engineering Division of
  Henkestrasse 127                  Siemens AG, Erlangen, Germany
  D-91050 Erlangen
  Germany